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                                                                    EXHIBIT 9(c)

       Memorandum of Agreement (the "Agreement") dated this ____ day of ________ 1998, by and among The Select Sector SPDR Trust, a Massachusetts business trust (the "TRUST"); Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MERRILL LYNCH"), and Standard & Poor's, a division of The McGraw-Hill Companies, Inc., a New York corporation ("S&P").

                                   WITNESSETH:

       WHEREAS, pursuant to an Agreement dated November __, 1998 by and among MERRILL LYNCH, American Stock Exchange LLC ("AMEX"), PDR Services LLC and S&P (the "License Agreement"), S&P has granted MERRILL LYNCH a license to use the S&P 500 Index and the S&P Marks in connection with the issuance, exchange trading, marketing and/or promotion of, or making disclosure relating to, the specific Products described in Appendix A, attached hereto and incorporated herein (the "Products"); and

       WHEREAS, the TRUST wishes to issue the Products and, in connection therewith, to use and refer to the S&P Marks and certain MERRILL LYNCH trademarks in connection with the marketing and promotion of, and making disclosure relating to, the Products; and

       WHEREAS, all capitalized and undefined terms used herein have the meanings assigned to them in the License Agreement.

       NOW, THEREFORE, pursuant to Subsection 1(e) of the License Agreement, the parties thereto agree as follows:

       1. Pursuant to and subject to the rights and conditions provided in the License Agreement, MERRILL LYNCH hereby grants to the TRUST the non-exclusive and non-transferable right to issue the Products and to use the S&P Marks and MERRILL LYNCH trademarks in connection with the formation, issuance, marketing, and/or promotion of, or disclosure related to, the Products.

       2. The TRUST represents and warrants that the Products shall, unless otherwise consented to by S&P, MERRILL LYNCH and AMEX in writing (which consent shall not be unreasonably withheld), at all times comply in all material respects with the description set forth in Appendix A hereto.

       3. The TRUST represents and warrants that the Products shall not violate in any material respect any applicable laws, rules or regulations, including but not limited to banking, commodities and securities laws.

       4.   The TRUST shall pay S&P license fees as follows:

       a. A one time fee of $5,000 for each Select Sector SPDR, or $45,000, (the "One-Time Fee"), such fee to be paid in full on the date that is six (6) months after the first day of trading of any Select Sector SPDR on the AMEX (the first day of trading of any Select Sector SPDR on the AMEX referred to herein as the "First Trading Day").


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       b.   A license fee at a rate of three (3) basis points (.0003) per annum of the average aggregate daily net assets of each Select Sector SPDR based upon net asset value as described in the TRUST prospectus (the "Asset-Based Fee"). The Asset-Based Fee shall be computed and paid at the end of each quarter of the Computation Year (as defined below).

       c. The cumulative Asset-Based Fee for all Select Sector SPDR Funds, as computed, will be subject to a guaranteed minimum annual amount of $450,000 (the "Minimum Annual Fee") for each twelve (12) month period from the First Trading Day (each such 12 month period hereafter defined as a "Computation Year").

       d. During the first Computation Year of this Agreement, the Minimum Annual Fee, plus the One-Time Fee, shall be payable in full on the date that is six (6) months after the First Trading Day; thereafter, the Minimum Annual Fee shall be payable in full on each anniversary of the First Trading Day. At end of each quarter of each Computation Year, the amounts derived from the calculations described in subsection (b) above shall be compared to total payments previously paid by the TRUST to S&P for the Computation Year, including the payment of the Minimum Annual Fee. To the extent that the calculated fee is less than the Minimum Annual Fee, no additional payment is required for that quarter. If the calculated fee exceeds the Minimum Annual Fee, the difference shall be paid within thirty (30) days after the close of that quarter. To the extent that after the fourth quarter of thc Computation Year it is determined that the TRUST has paid in excess of both the calculated sum and the Minimum Annual Fee, S&P shall refund to the TRUST an amount equal to the difference between the amount paid and the higher of the calculated sum or the Minimum Annual Fee.

       e. Any payment made hereunder shall be accompanied by a statement setting forth the calculations on which the payment is based.

       5.   The TRUST shall pay to MERRILL LYNCH license fees as follows:

       a. A license fee at a rate of three (3) basis points (.0003) per annum of the Asset-Based Fee. The Asset-Based Fee shall be computed and paid the end of each quarter of the Computation Year .

       b. MERRILL LYNCH agrees that, during each Computation Year, it shall not be entitled to any License Fee from the TRUST unless and until the Minimum Annual Fee has been fully paid to S&P.

       6. Amounts due S&P and MERRILL LYNCH pursuant to the preceding paragraphs 4 and 5 shall be payable within forty-five (45) days after the end of each calendar quarter. Each such payment shall be accompanied by a statement setting forth the calculations on which the payment is based.

       7. This Agreement is subject to the terms and conditions provided in the License Agreement. The TRUST acknowledges that it has received and read a copy of the License Agreement and agrees to be bound by the terms of the License Agreement as they relate to the Trust and/or the Products as well as to the extent the License Agreement imposes any obligations on MERRILL LYNCH (including without limitation the obligations imposed on MERRILL LYNCH pursuant


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to Section 6 and the indemnification obligations in Section 10 insofar as obligations arise out of or relate to the Products); provided, however, that the TRUST shall have no indemnification obligations to S&P arising out of the acts or omissions of MERRILL LYNCH and the TRUST shall not be subject to any obligations imposed in the Agreement on MERRILL LYNCH to the extent that the relevant provisions of the Agreement relating to such obligations, by their context, apply solely to MERRILL LYNCH and no other party. Any termination of the License Agreement shall automatically terminate this Agreement. Furthermore, subject to S&P's written consent (not to be unreasonably withheld), MERRILL LYNCH may terminate or modify this Agreement upon 30 days written notice to the TRUST upon the happening of any of the events listed in Sections 4(a), 4(b), 4
(c) or 4(d) of the License Agreement.

       8. In the event of termination of this Agreement, Licensee Fees payable by the TRUST to the date of such termination shall be computed by prorating the amount of the applicable annual License Fees on the basis of the number of elapsed days in the current year. Any excess License Fees paid for the year shall be refunded by S&P and Merrill Lynch, as the case may be.

       9. The TRUST shall provide to MERRILL LYNCH for its review and approval all prospectuses, registration statements, advertisements, brochures and promotional materials (including documents required to be filed with governmental or regulatory agencies) concerning the Products to the extent such informational materials are prepared by or on behalf of the TRUST. MERRILL LYNCH's approval shall be required only with respect to the use and description of MERRILL LYNCH, MERRILL LYNCH's trademarks and the Select Sector Indices, such approval not to be unreasonably withheld. MERRILL LYNCH shall provide notice regarding approval or disapproval of informational material in the same manner as S&P accomplishes same pursuant to Section 6 of the License Agreement. MERRILL LYNCH shall retain ownership of its trademarks and intellectual property and there is no intention, expressed or implied, to transfer such ownership rights to the TRUST and the TRUST shall make no claim of ownership rights in such intellectual property other than the limited rights granted by MERRILL LYNCH in this Agreement.

       10. The Trust shall indemnify and hold harmless MERRILL LYNCH, its affiliates and their officers, directors, employee and agents against any and all judgements, damages, costs or losses of any kind (including but not limited to reasonable attorneys', experts' fees and indemnification costs) as a result of any claim made or proceeding instituted against MERRILL LYNCH or its affiliate(s) arising from or relating to the acts of the TRUST or any breach by the Trust of any of its obligations, representations or warranties under this Agreement. provided, however, in any case that (a) MERRILL LYNCH notifies the TRUST promptly of any such claim, action, or proceeding; (b) MERRILL LYNCH grants the TRUST control of its defense and/or settlement; and (c) MERRILL LYNCH cooperates with the TRUST in the defense thereof. The TRUST shall periodically reimburse MERRILL LYNCH for its reasonable expenses incurred under this Paragraph 10. MERRILL LYNCH shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action, or proceeding, without the written consent of the TRUST without waiving the indemnity hereunder. The TRUST, in the defense of any such claim, action, or proceeding except with the written consent of MERRILL LYNCH, shall not consent to entry of any judgment or enter into any settlement which either does not include, as an unconditional term, the grant by the claimant to MERRILL LYNCH of a release of all


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liabilities in respect of such claims or (y) otherwise adversely affects the rights of MERRILL LYNCH. This provision shall survive the termination or expiration of this Agreement.

       11. The Trust agrees that its obligations under the License Agreement pursuant to Section 7 hereof are as a principal and shall be unaffected by any defense or claim that MERRILL LYNCH may have against S&P.

       12. This Memorandum of Agreement shall be construed in accordance with the laws of New York State.


       IN WITNESS WHEREOF, the parties hereto have executed this Memorandum of Agreement as of the date first set forth above.



                                THE SELECT SECTOR SPDR TRUST


                                By:
                                   ----------------------------

                                MERRILL LYNCH, PIERCE, FENNER &
                                   SMITH, INCORPORATED

                                By:
                                   ----------------------------



                                STANDARD & POOR'S

                                By:
                                   ----------------------------